SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3  )

Lee Enterprises, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

523768406
(CUSIP Number)

J. Carlo Cannell
Cannell Capital LLC
245 Meriwether Circle
Alta, WY 83414
(307) 733-2284
(Name, Address and Telephone Number of Person
to Receive Notices and Communications)

August 31, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 523768406	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS
Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,671

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,671

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,671

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.84%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

* Based on information set forth on the 10-Q of Lee Enterprises, Inc., (the “Company”, “Registrant”, or “LEE”) as filed with the Securities and Exchange Commission on August 6, 2021, there were 5,888,983 shares of Class A Common Stock par value $0.01 per share (the “Shares”), of the Company issued and outstanding as of July 31, 2021.

   As of August 24, 2021 (the “Reporting Date”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), and Tonga Partners, L.P. (“Tonga”), over which J. Carlo Cannell has investment discretion ( Tonga, Tristan and Tristan Offshore, the “Investment Vehicles”), held in the aggregate 402,671 Shares.

CUSIP No. 523768406	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
402,671

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
402,671

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,671

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.84%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

* Based on information set forth on the Form 10-Q of Company as filed with the Securities and Exchange Commission on August 6, 2021, there were 5,888,983 shares of Class A Common Stock par value $0.01 per Share of Company issued and outstanding as of July 31, 2021.

   As of Reporting Date the Investment Vehicles held in the aggregate 402,671 Shares.

CUSIP No. 523768406	Page 4 of 8 Pages

  Cannell Capital LLC acts as the investment adviser to to Tonga, Tristan, and Tristan Offshore. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.01 per share of Lee Enterprises, Inc., a Delaware corporation.
The address of the principal executive offices of the Company is 4600 E. 53rd Street, Davenport, IA 52807.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC and investment adviser to the following entities:

Tonga Partners, L.P.

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: 245 Meriwether Circle Alta, WY 83414
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

Tonga Partners, L.P.: $17,386

Tristan Partners, L.P.: $6,530,756

Tristan Offshore Fund, Ltd.: $2,904,662

The Investment Vehicles have invested an aggregate amount of approximately $9,452,804 in the Shares.

CUSIP No. 523768406	Page 5 of 8 Pages

Item 4. Purpose of Transaction

Cannell Capital LLC, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each of the Investment Vehicle's investment criteria. The Investment Vehicles acquired these shares in the ordinary course of business and not with the intent to change or influence control of the Company. The Investment Vehicles continue to hold the Shares as a long-term investment.

Mr. Cannell makes this filing to share the three files enclosed as Exhibit 97, 98, and 99. Other than the matters discussed in these exhibits, CC has no present plans or proposals to engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions with regards to the Company.

CUSIP No. 523768406	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2021

Cannell Capital LLC

By: /s/ J. Carlo Cannell
Name: J. Carlo Cannell
Title: Managing Member

CUSIP No. 523768406	Page 7 of 8 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

CUSIP No. 523768406	Page 8 of 8 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)
Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: August 31, 2021

By: /s/ J. Carlo Cannell

Name: J. Carlo Cannell

Cannell Capital LLC

By: /s/ J. Carlo Cannell

Name: J. Carlo Cannell
Title: Managing Member